UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Westwood One, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

961815107

(CUSIP Number)

Michael A. Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA 90067-3206

310.557.2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. 961815107	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Gores Radio Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 50,638,265
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 50,638,265

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,638,265
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 961815107	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS The Gores Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 50,638,265
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 50,638,265

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,638,265
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 961815107	13D	Page 4 of 7 Pages

Item 1.	Security and Issuer

This Amendment No. 4 (this “Amendment”) to the Statement on Schedule 13D filed by Gores Radio Holdings, LLC, a Delaware limited liability company (“Gores Radio”) and The Gores Group, LLC, a Delaware limited liability company (“Gores” and, together with Gores Radio, the “Gores Entities” or “Reporting Persons”) originally filed on March 12, 2008, as amended (the “Schedule 13D”), relates to the common stock, par value $0.01 per share (the “Common Stock”), of Westwood One, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 40 West 57th Street, 5th Floor, New York, New York 10019.

Certain terms used but not defined in this Amendment have the meanings assigned to them in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment as follows:

Item 4.	Purpose of Transaction

Item 4 is amended by replacing the last paragraph of Item 4 with the following language:

On March 3, 2009, the Issuer and Gores reached an agreement in principle whereby Gores would purchase $25 million of new equity and guarantee or otherwise provide credit support for a $20 million subordinated unsecured term loan and a $15 million unsecured revolving line of credit to be provided by a new institutional lender. In addition, certain entities affiliated with Gores may provide additional credit support for the Issuer. Gores may also purchase certain of the Issuer’s debt as described in more detail below. Upon consummation of the equity investment, Gores will acquire control of the Issuer. In connection with the Gores investment, it is expected that the Issuer will agree to seek stockholder approval to amend its certificate of incorporation to increase the number of authorized shares of Common Stock and also to effect a reverse stock split.

The agreement in principle with Gores is in connection with the Issuer’s agreement in principle with its existing lenders and noteholders (its existing lenders and noteholders together, its “existing lenders”) to refinance the Issuer’s outstanding long term debt of approximately $241 million in principal amount in exchange for $25 million in cash, 25% of the Issuer’s pro forma equity and a series of new senior secured notes in an expected aggregate principal amount of $117.5 million. In connection with such refinancing, Gores may purchase outstanding indebtedness of the Issuer at a discount. To the extent Gores purchases any such debt, it would receive the same combination of new debt, equity and cash as the other existing lenders in the debt refinancing. In addition, after the consummation of the debt refinancing, so long as the existing lenders hold a minimum of 15% of the Issuer’s Common Stock, the holders of a majority of the Common Stock held by such existing lenders shall be entitled to nominate one member of the Issuer’s Board of Directors. As long as such nominee is reasonably acceptable to Gores, Gores will vote its common stock in favor of the election of such nominee.

The foregoing summary is not intended to be an exhaustive description of the investment or the debt refinancing or the terms and conditions thereof, which will be set forth in definitive documentation to be negotiated by the Issuer, its existing lenders, the new institutional lender and Gores.

The terms described above and the closing of the transactions described herein remain subject to the negotiation and execution of definitive documentation by the Issuer, its existing lenders, the new institutional lender and Gores, and customary closing conditions, including antitrust regulatory approvals. No assurance can be given that any of these parties will execute definitive documentation, that the definitive documentation will reflect the terms described above or that any of the contemplated transactions will occur at all.

If the debt refinancing and the equity investment are consummated, the Reporting Persons would collectively own approximately 72.5% of the Issuer’s equity with respect to their existing and new preferred stock. To the extent Gores purchases any of the Issuer’s existing debt as described herein, such percentage would increase Gores’ percentage ownership of the Issuer as a result of Gores receiving additional equity on a pro forma basis in connection with the debt restructuring.

CUSIP No. 961815107	13D	Page 5 of 7 Pages

It is contemplated that, subsequent to the Gores investment, the composition of the Board would be reconstituted such that Gores would take control of the Board.

After the Gores investment is consummated, Gores will acquire control of the Issuer and if the amendment to the certificate of incorporation to increase the number of authorized shares of Common Stock and the reverse stock split are submitted to the stockholders for their approval, the Reporting Persons intend to vote in favor of such proposals.

However, if the refinancing and equity investment is not consummated for any reason, the Reporting Persons intend to review continuously the Issuer’s business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase their ownership of Common Stock, or engage or develop plans or proposals that relate to or would result in, the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Equity Term Sheet, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 5	Equity Term Sheet.

CUSIP No. 961815107	13D	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     March 4, 2009

GORES RADIO HOLDINGS, LLC

By:	THE GORES GROUP, LLC, Its Manager

	By:	/s/ Steven Eisner
Steven Eisner Vice President

THE GORES GROUP, LLC

	By:	/s/ Steven Eisner
Steven Eisner Vice President

CUSIP No. 961815107	13D	Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit 5	Equity Term Sheet.